

May 6, 2011

Mr. Kenneth A. Lewis
Franklin Resources Inc.
One Franklin Parkway
San Mateo, California 94403

      Re: **Franklin Resources Inc.**
              Form 10-K for the fiscal year ended September 30, 2010
              Filed November 16, 2010
              File No. 1-9318

Dear Mr. Lewis:

      We have reviewed your response letter dated April 12, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1. We note your response to our prior comment one and have the following additional comments:

   - We note your statement that your investment management fees have not varied significantly from period to period. To the extent that you experience future significant changes in investment management fees such as, but not limited to, changes in total average fees, changes in fees by asset class, or changes in fees by any other fund criteria, please revise future filings to quantify the changes and their impact on your results.

   - We note your disclosure on page 43 of your Form 10-K that your actual effective investment management fees by asset class may vary from the industry asset-weighted management fee rates. To the extent that significant variances exist, please revise future filings to quantify and discuss the differences, including their impact on your results.

- We note your statement that you have not experienced any material shifts in your average effective fee rate. To the extent that your average effective rate does not change on a total basis in a given period, but is characterized by significant offsetting increases and decreases by asset class, please quantify and discuss these changes and their impact on your results in future filings.
- We note you intend to include disclosures regarding your aggregate fund performance and competing funds' performance. Please also disclose and discuss your fund performance by asset type and competing funds' performance by asset type.
- We note your statement in your letter dated March 11, 2011 that changes in your AUM by investment objective is one of the most significant factors affecting your effective investment management fee rate. Please revise future filings to include a more specific and comprehensive discussion regarding how changes in AUM by investment objective impacts your effective management fee rate and quantify the impact on your results.
- Please provide the revised disclosures in your next Form 10-Q.

In addition, we remind you that one of the purposes of MD&A is to enable investors to see the company through the eyes of management. Given that management does have certain quantified information regarding investment management fee rates by asset class, please continue to consider what additional quantitative disclosures you can provide to convey material trends and variability of your operations in order to help investors evaluate your results.

Critical Accounting Policies, page 53
Fair Value Measurements, page 53

2. We note your response to our prior comment two and the additional disclosures you will provide in future filings. Please revise these disclosures to include a more specific and comprehensive discussion regarding why you are unable to provide a meaningful sensitivity analysis of how changes in assets under management would impact your results.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747, Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief